Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

6,000,000 Units
Accelerated Return Notes℠
Linked to the Nikkei 225® Index
Due June 26, 2009
$10 principal amount per unit
Term Sheet No. 2966

Merrill Lynch & Co., Inc.

Pricing Date	*May 1, 2008*
Settlement Date	*May 9, 2008*
Maturity Date	*June 26, 2009*
CUSIP No.	*59022Y493*

Accelerated Return Notes℠

- *3-to-1 upside exposure, subject to a cap of 22.20%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *Approved for listing on AMEX under the symbol "NYW"*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$60,000,000
Underwriting discount (1)	$.20	$1,200,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$58,800,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Nikkei 225® Index” is a service mark of Nikkei, Inc., and has been authorized for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

May 1, 2008

Summary

The Accelerated Return NotesSM Linked to the Nikkei 225® Index due June 26, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the Nikkei 225® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on May 1, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes

Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 22.20%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 13,766.86 and the Capped Value of $12.22.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 13,766.86

Hypothetical Ending Value:  11,013.49

$10 ×	(11,013.49)	= $8.00
13,766.86

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 13,766.86

Hypothetical Ending Value:  14,455.20

$10 +	($30 ×	(14,455.20 – 13,766.86))	= $11.50
13,766.86

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 13,766.86

Hypothetical Ending Value:  16,520.23

$10 +	($30 ×	(16,520.23 – 13,766.86))	= $16.00
13,766.86

Payment at maturity (per unit) = $12.22        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 13,766.86 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.54% per annum, as more fully described below.

The table below reflects the Capped Value of $12.22.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
6,883.43	-50.00%	$5.00	-50.00%	-52.80%	-50.99%
8,260.12	-40.00%	$6.00	-40.00%	-40.44%	-38.72%
9,636.80	-30.00%	$7.00	-30.00%	-29.19%	-27.53%
11,013.49	-20.00%	$8.00	-20.00%	-18.79%	-17.19%
12,390.17	-10.00%	$9.00	-10.00%	-9.11%	-7.53%
12,665.51	-8.00%	$9.20	-8.00%	-7.24%	-5.68%
12,940.85	-6.00%	$9.40	-6.00%	-5.40%	-3.84%
13,216.19	-4.00%	$9.60	-4.00%	-3.58%	-2.02%
13,491.52	-2.00%	$9.80	-2.00%	-1.78%	-0.23%
13,766.86 (3)	0.00%	$10.00	0.00%	0.00%	1.54%
14,042.20	2.00%	$10.60	6.00%	5.22%	3.30%
14,317.53	4.00%	$11.20	12.00%	10.28%	5.03%
14,592.87	6.00%	$11.80	18.00%	15.19%	6.75%
14,868.21	8.00%	$12.22 (4)	22.20%	18.54%	8.45%
15,143.55	10.00%	$12.22	22.20%	18.54%	10.13%
16,520.23	20.00%	$12.22	22.20%	18.54%	18.30%
17,896.92	30.00%	$12.22	22.20%	18.54%	26.10%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 9, 2008 to June 26, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.54% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.22.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

▪	Your return may be affected by factors affecting international securities markets.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 22.20%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of March 26, 2008, the divisor was 24.211, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical monthly performance of the Index in the period from January 2003 through April 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 13,766.86.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.